Exhibit 99.1

Afya Participações S.A.

Unaudited interim condensed

consolidated financial statements

June 30, 2019

Afya Participações S.A.

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	Notes	June 30, 2019	December 31, 2018
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	68,471	62,260
Trade receivables	7	125,014	58,445
Inventories		2,812	1,115
Recoverable taxes		5,362	2,265
Derivatives	12.2.1	197	556
Restricted cash	6	12,540	-
Other assets		24,548	8,859
Total current assets		238,944	133,500

Non-current assets
Restricted cash	6	12,984	18,810
Trade receivables	7	9,728	5,235
Related parties	8	3,293	1,598
Derivatives	12.2.1	-	663
Other assets		13,353	10,380
Investment in associate	9	49,835	-
Property and equipment	10	110,065	65,763
Right-of-use assets	2.3	268,121	-
Intangible assets	11	1,226,095	682,469
Total non-current assets		1,693,474	784,918

Total assets		1,932,418	918,418

Liabilities
Current liabilities
Trade payables		19,856	8,104
Loans and financing	12.2.1	61,664	26,800
Lease liabilities	2.3	37,094	-
Accounts payable to selling shareholders	12.2.2	129,847	88,868
Advances from customers		19,644	13,737
Labor and social obligations		53,722	31,973
Taxes payable		17,301	6,468
Income taxes payable		1,671	282
Dividends payable		39,331	4,107
Derivatives	12.2.1	959	-
Other liabilities		7,780	1,993
Total current liabilities		388,869	182,332

Non-current liabilities
Loans and financing	12.2.1	35,318	51,029
Lease liabilities	2.3	236,489	-
Accounts payable to selling shareholders	12.2.2	172,850	88,862
Taxes payable		21,462	150
Provision for legal proceedings	22	6,810	3,465
Derivatives	12.2.1	548	-
Other liabilities		387	2,226
Total non-current liabilities		473,864	145,732
Total liabilities		862,733	328,064

Equity
Share capital	16	635,830	315,000
Additional paid-in capital		331,424	125,014
Share-based compensation reserve		4,070	2,161
Earnings reserves		26,806	59,807
Retained earnings		23,959	-
Equity attributable to equity holders of the parent		1,022,089	501,982
Non-controlling interests		47,596	88,372
Total equity		1,069,685	590,354

Total liabilities and equity		1,932,418	918,418

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three- and six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

			Three-month period ended		Six-month period ended
	Notes		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
			(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	18		178,493	75,235	323,071	136,555
Cost of services	19		(82,283)	(38,680)	(136,647)	(66,875)
Gross profit			96,210	36,555	186,424	69,680

General and administrative expenses	19		(59,584)	(14,583)	(90,818)	(28,846)
Other income (expenses), net			576	502	370	1,254

Operating income			37,202	22,474	95,976	42,088

Finance income	20		4,650	1,936	9,817	3,624
Finance expenses	20		(19,721)	(1,552)	(31,957)	(2,603)
Finance result			(15,071)	384	(22,140)	1,021

Share of income of associate	9		920	-	920	-

Income before income taxes			23,051	22,858	74,756	43,109

Income taxes expense	21		(1,725)	(267)	(3,954)	(1,661)

Net income		96	21,326	22,591	70,802	41,448

Other comprehensive income			-	-	-	-
Total comprehensive income			21,326	22,591	70,802	41,448

Income attributable to
Equity holders of the parent			16,317	20,462	57,852	37,974
Non-controlling interests			5,009	2,129	12,950	3,474
			21,326	22,591	70,802	41,448
Basic earnings per share
Per common share (*)	17		6.56	16.52	25.41	31.79
Diluted earnings per share Per common share (*)	17		6.44	16.23	24.91	31.23

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2017	66,485	(63,588)	-	2,905	40,309	-	46,111	651	46,762
Net income for the period	-	-	-	-	-	37,974	37,974	3,474	41,448
Total comprehensive income	-	-	-	-	-	37,974	37,974	3,474	41,448

Capital increase with cash	55,000	-	-	-	-	-	55,000	-	55,000
Capital increase with corporate reorganization	11,670	188,602	-	-	-	-	200,272		200,272
Non controlling interest arising on business combination	-	-	-	-	-	-	-	40,411	40,411
Share-based compensation	-	-	911	-	-	-	911		911
Balances at June 30, 2018 (unaudited)	133,155	125,014	911	2,905	40,309	37,974	340,268	44,536	384,804

Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354
Net income for the period	-	-	-	-	-	57,852	57,852	12,950	70,802
Total comprehensive income	-	-	-	-	-	57,852	57,852	12,950	70,802

Capital increase with cash	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from the corporate reorganization	122,062	137,051	-	-	-	-	259,113	-	259,113
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	85,126	(44,774)	40,352
Share-based compensation	-	-	1,909	-	-	-	1,909	-	1,909
Dividends cancelled	-	-	-	-	-	4,107	4,107	-	4,107
Dividends declared to shareholders	-	-	-	-	-	(38,000)	(38,000)	(8,952)	(46,952)
Allocation to additional paid-in capital	-	33,001	-	-	(33,001)	-	-	-	-
Balances at June 30, 2019 (unaudited)	635,830	331,424	4,070	7,223	19,583	23,959	1,022,089	47,596	1,069,685

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais)

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	74,756	43,109
Adjustments to reconcile income before income taxes
Depreciation and amortization	28,441	3,405
Provision/(reversal) of allowance for doubtful accounts	8,606	2,382
Share-based compensation expense	1,909	911
Net foreign exchange differences	(1,858)	-
Loss on derivative instruments	2,809	-
Accrued interest	9,873	158
Accrued lease interest	14,540	-
Share of income of associate	(920)	-
Provision for legal proceedings	(347)	(1,658)
Changes in assets and liabilities
Trade receivables	(28,624)	(12,249)
Inventories	884	(235)
Recoverable taxes	(2,827)	(1,429)
Other assets	(15,758)	(756)
Trade payables	5,257	(3,434)
Taxes payables	1,139	1,236
Advances from customers	1,428	(2,193)
Labor and social obligations	13,352	8,877
Other liabilities	(1,458)	(2,530)

Income taxes paid	(2,392)	(2,183)
Net cash flows from operating activities	108,810	33,411

Investing activities
Acquisition of property and equipment	(20,674)	(6,010)
Acquisition of intangibles assets	(718)	(641)
Payments of accounts payable to selling shareholders	(30,674)	(10,022)
Acquisition of subsidiaries, net of cash acquired	(148,880)	1,289
Loans to related parties	(1,695)	2,175
Restricted cash	(1,153)	-
Net cash flows used in investing activities	(203,794)	(13,209)

Financing activities
Payments of loans and financing	(23,868)	(3,981)
Payment of lease liabilities	(17,316)	-
Dividends paid	(7,621)	-
Capital increase	150,000	55,000
Net cash flows from financing activities	101,195	51,019

Net increase in cash and cash equivalents	6,211	71,221
Cash and cash equivalents at the beginning of the period	62,260	25,490
Cash and cash equivalents at the end of the period	68,471	96,711

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Participações S.A. and its subsidiaries (collectively, the “Company”) is a wholly owned subsidiary of Afya Limited (“Afya Limited”) a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

The Company is formed by a network of higher education institutions located in eight Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

These unaudited interim condensed consolidated financial statements for the three- and six-month periods ended June 30, 2019 were authorized for issue by the Board of Directors on August 29, 2019.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controls Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and is one of Afya Brazil’s shareholders; and (ii) Guardaya which owns 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District.

On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

Until the contribution of Afya Brazil shares to Afya Limited, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information will substantially reflect the operations of Afya Brazil after the corporate reorganization.

On July 7, 2019, each of the Company´s shareholders had agreed to contribute their respective shares on the Company to Afya Limited, exchanging one common share as 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share less US$ 1.14 per share for underwriting discounts, resulting in gross proceeds of US$ 282,292 thousand (or R$ 1,062,011 at the exchange rate of R$ 3.7621 per US$ 1.00 at July 23, 2019).

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the net proceeds received as a result of the IPO of US$ 240,222 thousand (or R$ 898,621), after deducting US$ 15,668 thousand (or R$ 58,612) in underwriting discounts and commissions and, approximately, US$ 5,250 thousand (or R$ 19,639) of other offering expenses.

At the date of authorization for issue of these unaudited interim condensed consolidated financial statements, Afya Limited has transferred a total amount of US$ 251,800 of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions

On April 3, 2019, the Company acquired control of Instituto Educacional Santo Agostinho S.A. (“FASA”), through the acquisition of 90% of the Company´s shares, a post-secondary education institution and offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs.

On May 9, 2019, the Company acquired control of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”), through the acquisition of 100% of IPEMED´s shares, a post-secondary education. The acquisition of IPEMED is in line with the Company’s strategy to focus on medical education, including post-graduate medical education.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the three- and six-month periods ended June 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.2	Basis of consolidation

The table below is a list of the Company’s subsidiaries and associates:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	June 30, 2019	December 31, 2018
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - ITPAC Porto Nacional	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - ITPAC Araguaina	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – UNIVAÇO *	Medicine undergraduate degree program	Ipatinga – MG	Subsidiary	100%	76%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”) *	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	80%
RD Administração e Participações Ltda.	Holding	Pato Branco – PR	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	100%
CBB Web Serviços e Transmissões Online S.A. (“CBBW”) **	Medical education courses and online platform	São Paulo- SP	Subsidiary	100%	-
Medcel Editora e Eventos S.A. (“Medcel”) **	Medical education content	São Paulo- SP	Subsidiary	100%	-
Instituto Educacional Santo Agostinho S.A. (“FASA”) **	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) *	Post-graduate	Belo Horizonte - MG	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”) ***	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	-

* Refer to Note 16 for further details on the acquisition of minority interest occurred during 2019.

** Refer to Note 4 for further details on the business combinations occurred during 2019.

*** Refer to Note 9 for further details on the associate.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s unaudited interim condensed consolidated financial statements beginning on the respective acquisition dates.

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019, and for the recognition of revenue from contracts with customers in Business Unit 2, once the majority of revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer, whilst the Business Unit 1 revenue recognition method is mostly over time. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applied, for the first time on January 1, 2019, IFRS 16 Leases. The nature and effect of these changes are disclosed below.

Other amendments and interpretations were applied for the first time in 2019, but did not have a significant impact on the unaudited interim condensed consolidated financial statements of the Company.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

a)	IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption of IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	R$ 212,360

Liabilities
Lease liabilities	R$ 212,360

i)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for the leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company also applied the available practical expedients wherein it:

•	Used an incremental borrowing rate, according to the characteristics for each lease;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	520,795
Weighted average incremental borrowing rate as at January 1, 2019	11.63%
Discounted operating lease commitments at 1 January 2019	212,530
Less:
Commitments relating to leases of short-term and low-value assets	(170)
Lease liabilities as at January 1, 2019	212,360

ii)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its lease agreements to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

iii)	Amounts recognized in the statement of financial position and income

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019 (unaudited)	212,360	212,360
Additions	2,634	2,634
Business combinations	61,145	61,365
Depreciation expense	(8,018)	-
Interest expense	-	14,540
Payment of lease liabilities	-	(17,316)
As at June 30, 2019 (unaudited)	268,121	273,583
Current	-	37,094
Non-current	268,121	236,489

The Company recognized rent expense from short-term leases and low-value assets of R$ 733 for the six-month period ended June 30, 2019.

b)	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applied the interpretation and did not have significant impact on the unaudited interim condensed consolidated financial statements.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

3	Segment Information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

• Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

• Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

The following table presents assets and liabilities information for the Company’s operating segments as of June 30, 2019:

	Business Unit 1 (unaudited)	Business Unit 2 (unaudited)	Total (unaudited)	Elimination (inter-segment transactions)	Consolidated (unaudited)
Assets	1,546,523	387,713	1,934,236	(1,818)	1,932,418
Current assets	190,266	50,496	240,762	(1,818)	238,944
Non-current assets	1,356,257	337,217	1,693,474	-	1,693,474
Liabilities and equity	1,546,523	387,713	1,934,236	(1,818)	1,932,418
Current liabilities	371,446	19,241	390,687	(1,818)	388,869
Non-current liabilities	441,979	31,885	473,864	-	473,864
Equity	733,098	336,587	1,069,685	-	1,069,685
Other disclosures
Investment in associate	49,835	-	49,835		49,835
Capital expenditures (*)	21,392	-	21,392		21,392

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for the six-month period ended June 30, 2019:

	Business Unit 1 (Unaudited)	Business Unit 2 (Unaudited)	Total (Unaudited)	Elimination (inter-segment transactions)	Consolidated (Unaudited)
Net revenue
External customer	301,518	21,553	323,071	-	323,071
Inter-segment	-	1,818	1,818	(1,818)	-
Net revenue	301,518	23,371	324,889	(1,818)	323,071
Costs of services	(132,201)	(8,082)	(140,283)	1,818	(138,465)
Gross profit	169,317	15,289	184,606	-	184,606
General and administrative expenses					(89,000)
Other income (expenses), net					370
Operating profit					95,976
Finance income					9,817
Finance costs					(31,957)
Share of income of associate					920
Income before income taxes					74,756
Income taxes expense					(3,954)
Net income for the period					70,802

There were no revenues derived from the Business Unit 2 for three-month period ended March 31, 2019 and the three- and six-month periods ended June 30, 2018, given such segment has commenced following the business combinations occurred in 2019, being the first one on March 29, 2019.

Seasonality of operations

Business Unit 1´s tuition revenues do not have significant fluctuations during the year.

Business Unit 2’s sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as at the acquisition date were:

	Fair value as of acquisition date in 2019
	Guardaya	FASA	IPEMED
Assets
Cash and cash and equivalents	1,548	3,834	307
Trade receivables	44,277	1,832	8,965
Inventories	2,581	-	-
Other assets	769	178	1,946
Derivatives	-	280	-
Restricted cash	-	5,561	-
Right-of-use assets	4,556	47,789	8,800
Investment in associate	24,458	-	-
Property and equipment	1,594	22,946	3,676
Intangible assets	59,977	171,511	33,039
	139,760	253,931	56,733
Liabilities
Trade payables	(454)	(1,133)	(4,908)
Loans and financing	(4,076)	(35,419)	(3,592)
Lease liabilities	(4,607)	(47,793)	(8,965)
Labor and social obligations	(1,844)	(5,254)	(1,575)
Taxes payable	(3,571)	(483)	(26,503)
Advances from customers	(680)	(3,192)	(607)
Provision for legal proceedings	-	(1,684)	(2,008)
Other liabilities	(4,709)	(460)	-
	(19,941)	(95,418)	(48,158)
Total identifiable net assets at fair value	119,819	158,513	8,575
Goodwill arising on acquisition	139,294	61,925	88,967
Non-controlling interest	-	(15,851)	-
Purchase consideration transferred	259,113	204,587	97,542
Cash paid	-	102,330	52,239
Capital contribution	259,113	-	-
Payable in installments	-	102,257	45,303
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(482)	(1,887)	(180)
Cash paid, net of cash acquiredwith the subsidiary (included in cash flows from investing activities)	1,548	(98,496)	(51,932)
Net of cash flow on acquisition	1,066	(100,383)	(52,112)

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

a)	Acquisition of Guardaya

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health, a wholly-owned subsidiary of Crescera that controls Guardaya and is one of Afya Brazil’s shareholders; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web shares. In connection with the transaction 15% of UEPC´s shares were acquired. The Company issued 378,696 common shares as a consideration for the interest in BR Health and Guardaya. The fair value of the consideration given was R$ 259,113.

Transaction costs to date amount to R$ 482 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill recognized is primarily attributed to the expected synergies and other benefits arising from the transaction. The goodwill is not expected to be deductible for income tax purposes.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimate of the cost of replacing the asset with a new one (acquisition or reconstruction), adjusted to reflect the losses of value resulting from the physical deterioration and the economic functional obsolescence of the asset.

From the date of acquisition, this business combination has contributed R$ 10,236 of revenue and R$ 2,019 as loss before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 34,684 and income before income taxes for the period would have been increased by R$ 16,138.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

b)	Acquisition of FASA

On April 3, 2019, Afya Brazil acquired control of FASA, through the acquisition of 90% of the Company’s shares. The purchase price of R$ 204,587 is comprised by:

i) R$ 102,330 paid in cash on the acquisition date; ii) R$ 40,881 payable in April 2020; iii) R$ 30,688 payable in April 2021; and iv) R$ 30,688 payable in April 2022, adjusted by the IPCA rate + 4.1% per year. Afya Brazil accounted for this acquisition as a business combination.

Transaction costs to date amount to R$ 1,887 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The acquisition was completed recently and the valuation of property and equipment will be finalized at a later date, and the final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair values of tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of acquisition, FASA has contributed R$ 22,085 of revenue and R$ 3,616 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 20,067 and income before income taxes for the period would have been increased by R$ 1,177.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

c)	Acquisition of IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of the Company’s shares. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Distrito Federal. It focuses on medical graduate programs. The purchase price was R$ 97,542, being: i) R$ 25,000 paid in cash as advance through April 2019; ii) R$ 27,239 paid in cash on the acquisition date;; iii) R$45.303 payable in five annual installments due from February 2020 to February 2024 adjusted by the Interbank Certificates of Deposit (“CDI”) rate.

Transaction costs to date amount to R$ 180 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The acquisition was completed recently and the valuation of property and equipment will be finalized at a later date, and the final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair values of tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. And it is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of acquisition, IPEMED has contributed R$ 10,498 of revenue and R$ 2,197 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue would have been increased by R$ 24,350 and income before income taxes for the period would have been decreased by R$ 4,567.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	June 30, 2019	December 31, 2018
	(unaudited)

Cash and bank deposits	13,594	4,560
Cash equivalents	54,877	57,700
	68,471	62,260

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of June 30, 2019, the average interest on these CDB are equivalent to 99.2% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2018: 99.28%). These funds are available for immediate use and have insignificant risk of changes in value.

6	Restricted cash

	June 30, 2019	December 31, 2018
-	(unaudited)
Collateral for loans with Banco Itaú (a)	20,772	18,810
Collateral for loan with Banco Santander	2,003	-
Other	2,749	-
	25,524	18,810
Current	12,540	-
Non-current	12,984	18,810

(a)	Mainly related to collateral for loan agreement in Euros with at the amount of R$ 18,810.

As of June 30, 2019, the restricted cash of R$ 25,524 (December 31, 2018: R$ 18,810) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for loans agreements. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until an integral payment of the loan. As mentioned in Note 24, the Company settled certain loan agreements.

As of June 30, 2019, the average interest on these funds are equivalent to 99.43% (December 31, 2018: 98.22%) of the CDI. Interest income related to these investments are not restricted and are classified as cash and cash equivalents.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

7	Trade receivables

	June 30, 2019	December 31, 2018
	(unaudited)

Tuition fees	84,868	57,548
Proeducar	1,883	1,882
FIES	17,632	4,576
Educational content (a)	39,293	-
Others	4,711	7,211
	148,387	71,217
(-) Allowance for doubtful accounts	(13,645)	(7,537)
	134,742	63,680
Current	125,014	58,445
Non-current	9,728	5,235

(a)	Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel Editora and CBB Web.

As of June 30, 2019 and December 31, 2018, the aging of trade receivables was as follows:

	June 30, 2019	December 31, 2018
	(unaudited)

Neither past due nor impaired	67,774	18,194
Past due
1 to 30 days	19,146	14,433
31 to 90 days	26,388	18,413
91 to 180 days	23,861	15,394
More than 180 days	11,218	4,783
	148,387	71,217

The movement in the allowance for doubtful accounts for the six-month periods ended June 30, 2019 and 2018, was as follows:

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)

Balance at the beginning of the period	(7,537)	(3,794)
Additions	(8,606)	(2,382)
Write-offs	2,498	-
Balance at the end of the period	(13,645)	(6,176)

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2019	December 31, 2018
	(unaudited)
Assets
Trade receivables (a)	683	-
Credits with shareholders (b)	3,293	1,598
	3,976	1,598
Current	683	-
Non-current	3,293	1,598

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
Other income
IESVAP (c)	-	251
IPTAN (c)	-	881
UEPC (a)	683	-
	683	1,132
Lease payments
RVL Esteves Gestão Imobiliária S.A.	5,888	6,313
UNIVAÇO Patrimonial Ltda.	1,364	1,316
IESVAP Patrimonial Ltda.	1,191	265
	8,443	7,894

(a)	Refers to sales of educational content from Medcel to UEPC.

(b)	Amounts to be reimbursed by the shareholders to Afya Brazil mainly related to payments of legal cost and advisory services.

(c)	Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018.

Key management personnel compensation

Key management personnel compensation comprised the following:

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
Short-term employee benefits	1,289	1,205
Share-based compensation plan	1,372	911
	2,661	2,116

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel. The executive officers participate in the Afya Brazil’s share-based compensation plan (see Note 15(b)).

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the acquisition of interest in Guardaya, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

June 30, 2019
(unaudited)

Current assets	30,806
Non-current assets	17,199
Current liabilities	(16,402)
Non-current liabilities	(9,430)
Equity	22,173
Company’s share in equity – 30%	6,652
Goodwill	43,183
Carrying amount of the investment	49,835

Net revenue	28,924
Cost of services	(14,337)
General and administrative expenses	(8,713)
Finance result	182
Income before income taxes	6,056
Income taxes expenses	(390)
Net income for the period (March 29 to June 30, 2019)	5,666
Company’s share of profit from March 29 to June 18, 2019 (15%)	780
Company’s share of profit from June 19 to June 30, 2019 (30%)	140
Company’s share of profit for the period (March 29 to June 30, 2019)	920

June 30, 2019
Opening balance	-
Acquisition of minority interest (15%) in March 2019	24,457
Acquisition of additional minority interest (15%) in June 2019	24,458
Share of profit from March 29 to June 30, 2019	920
Closing balance	49,835

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of December 31, 2017	20,135	-	120	8,357	6,494	10,016	-	1,187	7,094	53,403
Additions	799	2,770		447	376	406	-	-	1,212	6,010
Business combinations	2,428	-	32	1,216	860	929	-	49	2,465	7,979
As of June 30, 2018 (unaudited)	23,362	2,770	152	10,020	7,730	11,351	-	1,236	10,771	67,392

As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	3,448	515		2,573	849	369	15	1,362	11,543	20,674
Business combinations	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of June 30, 2019 (unaudited)	37,939	3,285	285	17,035	13,127	17,303	1,030	27,785	22,749	140,538

Depreciation
As of December 31, 2017	(7,810)	-	(49)	(3,449)	(3,472)	(6,012)	-	(136)	-	(20,928)
Depreciation	(859)	-	(14)	(360)	(455)	(447)	-	(150)	-	(2,285)
As of June 30, 2018 (unaudited)	(8,669)	-	(63)	(3,809)	(3,927)	(6,459)	-	(286)	-	(23,213)

As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	(1,466)	-		(802)	(960)	(751)	(93)	(516)	-	(4,588)
As of June 30, 2019 (unaudited)	(11,162)	-	(59)	(5,063)	(5,449)	(7,766)	(120)	(854)	-	(30,473)

Net book value
As of December 31, 2018	20,807	2,770	123	7,636	5,754	5,823	570	11,544	10,736	65,763
As of June 30, 2019 (unaudited)	26,777	3,285	226	11,972	7,678	9,537	910	26,931	22,749	110,065

There were no indications of impairment of property and equipment as of and for the six-month periods ended June 30, 2019 and 2018.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education Content	Educational platform and software in progress	Total

Cost
As of December 31, 2017	-	-	-	-	6,633	-	-	6,633
Additions	-	-	-	-	641	-	-	641
Business combinations	50,066	195,261	-	18,311	407	-	-	264,045
As of June 30, 2018 (unaudited)	50,066	195,261	-	18,311	7,681	-	-	271,319

As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	1,752	688,494
Additions (i)	4,030	-	-	-	170	-	548	4,748
Business combinations	290,186	150,156	32,111	62,110	-	17,305	2,845	554,713
As of June 30, 2019 (unaudited)	463,751	595,772	32,111	125,413	8,458	17,305	5,145	1,247,955

Amortization
As of December 31, 2017	-	-	-	-	(1,904)	-	-	(1,904)
Amortization	-	-	-	(527)	(593)	-	-	(1,120)
As of June 30, 2018 (unaudited)	-	-	-	(527)	(2,497)	-	-	(3,024)

As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	(6,025)
Amortization	-	-	(209)	(11,987)	(702)	(2,165)	(772)	(15,835)
As of June 30, 2019 (unaudited)	-	-	(209)	(14,932)	(3,782)	(2,165)	(772)	(21,860)

Net book value
As of December 31, 2018	169,535	445,616	-	60,358	5,208	-	1,752	682,469
As of June 30, 2019 (unaudited)	463,751	595,772	31,902	110,481	4,676	15,140	4,373	1,226,095

(i) The amount of R$4,030 added to goodwil in June 2019 relates to ajustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the six-month period ended June 30, 2019.

Other intangible assets

For the six-month period ended June 30, 2019, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	June 30, 2019	December 31, 2018
	(unaudited)
At amortized cost
Cash and cash equivalents	68,471	62,260
Trade receivables	134,742	63,680
Restricted cash	25,524	18,810
Related parties	3,293	1,598
Total	232,030	146,348
Current	206,025	120,705
Non-current	26,005	25,643

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	197	1,219
Total	197	1,219
Current	197	556
Non-current	-	663

12.2	Financial liabilities

Financial liabilities	June 30, 2019	December 31, 2018
	(unaudited)
At amortized cost
Trade payables	19,856	8,104
Loans and financing	96,982	77,829
Lease liabilities	273,583	-
Accounts payable to selling shareholders	302,697	177,730
Advances from customers	19,644	13,737
Total	712,762	277,400
Current	268,105	137,509
Non-current	444,657	139,891

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	1,507	-
Total	1,507	-
Current	959	-
Non-current	548	-

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2019 (unaudited)	December 31, 2018

Itaú Unibanco S.A.	Euro	1.01% p.y.	2020	77,064	77,829
Itaú Unibanco S.A.	Brazilian real	1.48% p.m.	2020	1,862	-
Itaú Unibanco S.A.	Brazilian real	1.22% ~ 1.26% p.m.	2019	725	-
Bradesco S.A.	U.S. dollar	0.017% p.m.	2019	4,723	-
Itaú Unibanco S.A.	Brazilian real	1.1% p.m.	2021	2,917	-
Itaú Unibanco S.A.	Brazilian real	1.05% p.m.	2022	4,225	-
Santander S.A.	Brazilian real	0.50% p.m. + 100% CDI	2019	528	-
Santander S.A.	Brazilian real	0.78% p.m. + 100% CDI	2024	4,403	-
Santander S.A.	Brazilian real	2.08% p.m.	2020	444	-
Sicoob	Brazilian real	1.03% p.m.	2021	91	-
				96,982	77,829
Current				61,664	26,800
Non-current				35,318	51,029

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$ 74,986 (equivalent to €17,500). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x at end of 2018 and 2019 and 1.8x at the end of 2020. The Company is in compliance with the financial ratio at June 30, 2019.

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian reais) and derivative liabilities for the interest rate swap (1.01% p.a. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020. The table below summarizes the notional and fair value amounts of the swap agreements as of June 30, 2019.

Cross-currency interest rate swap agreements	Principal amount (notional)	Fair value

Asset position: Euros + 1.01% p.y.	74,986	78,212
Liability position: 128% of CDI	(74,986)	(79,719)
Net position (liabilities)		(1,507)
Current liabilities		(959)
Non-current liabilities		(548)

This loan is guaranteed by financial investments in the amount of R$ 18,810, as disclosed in Note 6.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

In the six-month period ended June 30, 2019, the Company received a loan agreement made on January 4, 2019 with Banco Bradesco S.A. denominated in U.S. dollars in the amount of US$ 1,325 thousand (R$ 4,573) through the acquisition of FASA.

In order to mitigate the foreign currency exposure related to the loan with Banco Bradesco S.A. denominated in U.S. dollars, the Company entered into a cross-currency interest rate swap agreements with Banco Bradesco S.A.. The swap agreements are comprised of derivative assets to swap the foreign exchange rate exposure (U.S. dollars to Brazilian reais) and derivative liabilities for the interest rate swap (6.63% p.a. to 11.80% p.a.).

The table below summarizes the notional and fair value amounts of the swap agreements as of June 30, 2019.

Cross-currency interest rate swap agreements	Principal amount (notional)	Fair value

Asset position: U.S. dollars + 6.6324% p.y.	4,573	5,064
Liability position: 11.8% p.y.	(4,573)	(4,867)
Net position (asset)		197
Current asset		197
Non-current asset		-

This loan was fully paid on August 22, 2019 as described in Note 24.

12.2.2	Accounts payable to selling shareholders

	June 30, 2019	December 31, 2018
	(unaudited)

Acquisition of CCSI	5,689	8,990
Acquisition of IESP	109,978	115,656
Acquisition of FADEP	36,466	53,084
Acquisition of FASA	104,711	-
Acquisition of IPEMED	45,853	-
	302,697	177,730
Current	129,847	88,868
Non-current	172,850	88,862

On May 30, 2018, Afya Brazil acquired 60% of CCSI and the amount payable is adjusted by the IGP-M inflation rate and matures in November 2019.

On November 27, 2018, Afya Brazil acquired 80% of IESP and R$ 8,906 was paid in February 2019, and R$ 106,200 is payable in three equal installments of R$ 35,400, payable on November 27, 2019, November 27, 2020 and November 27, 2021 and adjusted by the CDI rate.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

On December 5, 2018, Afya Brazil acquired 100% of FADEP and R$ 52,846 is payable in three equal installments of R$ 17,615, payable semi-annually from the transaction closing date and adjusted by the SELIC rate.

On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 40,880 is payable in April 2020; R$ 30,688 is payable in April 2021; and R$ 30,688 is payable in April 2022, adjusted by the IPCA rate + 4.1% per year.

On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five installments of R$ 9,061, payable annually from February 20, 2020 to February 20, 2024, and adjusted by the CDI rate.

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2019 (unaudited)		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	25,524	25,524	18,810	18,810
Trade receivables (non-current)	9,728	9,728	5,235	5,235
Derivatives	197	197	1,219	1,219
Total	35,449	35,449	25,264	25,264

Financial liabilities
Loans and financing	96,982	98,673	77,829	78,813
Lease liabilities	273,583	273,583	-	-
Accounts payable to selling shareholders	302,697	302,697	177,730	177,730
Derivatives	1,507	1,507	-	-
Total	674,769	676,460	255,559	256,543

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other current receivables, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at June 30, 2019 was assessed to be insignificant.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk. The sensitivity analysis in the following sections relate to the position as at June 30, 2019.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents; restricted cash; loans and financing and derivatives (which were not settled in July and August 2019); and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	June 30, 2019 (unaudited)	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	54,877	99.2% CDI	2,994	3,406	2,583	3,817	2,171
Restricted cash	25,524	99.43% CDI	1,396	1,587	1,204	1,779	1,013
Loans and financing	528	6.17% + CDI	62	66	58	70	54
Loans and financing	4,403	9.77% + CDI	672	705	639	738	606
Swap – liability position	74,986	128% CDI	5,279	5,841	4,717	6,404	4,154
Accounts payable to selling shareholders	109,978	CDI	6,049	6,874	5,224	7,698	4,399
Accounts payable to selling shareholders	45,853	CDI	2,522	2,866	2,178	3,210	1,834

Accounts payable to selling shareholders	5,689	IGPM	371	414	329	457	286

Accounts payable to selling shareholders	36,466	SELIC	2,006	2,279	1,732	2,553	1,459

Accounts payable to selling shareholders	104,711	IPCA + 4.1%	8,272	9,058	7,487	9,843	6,702

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$ 77,064 as of June 30, 2019 (December 31, 2018: R$ 77,829). The Company hs settled the loan denominated in US dollars in August 2019.

The Company manages its foreign currency risk in Euros and US dollars by entering in cross-currency interest rate swap agreement to mitigate ist exposure to the loans denominated in foreigh currencies with the same notional amount and loan’s maturities.

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk managed. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at June 30, 2019 and December 31, 2018 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2019 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	19,856	-	-	-	19,856
Loans and financing	61,664	35,318	-	-	96,982
Lease liabilities	37,094	58,735	42,557	135,197	273,583
Accounts payable to selling shareholders	129,847	154,509	18,341	-	302,697
Advances from customers	19,644	-	-	-	19,644
Dividends payable	39,331	-	-	-	39,331
Derivatives	959	548	-	-	1,507
	308,395	249,110	60,898	135,197	753,600

12.5	Changes in liabilities arising from financing activities

	January 1, 2019	Cash flows	Additions	Interest	Business combination	Foreign exchange movement	Other	June 30, 2019
Loans and financing	77,829	(23,868)	-	1,792	43,087	(1,858)	-	96,982
Lease liabilities	212,360	(17,316)	2,634	14,540	61,365	-	-	273,583
Dividends payable	4,107	(7,621)	46,952	-	-	-	(4,107)	39,331
Total	294,296	(48,805)	49,586	16,332	104,452	(1,858)	(4,107)	409,896

	January 1, 2018	Cash flows	Additions	Interest	Business combination	Foreign exchange movement	Other	June 30, 2018
Loans and financing	3,823	(3,981)	-	158	-	-	-	-
Dividends payable	14,888	-	-	-	-	-	-	14,888
Related parties	105	-	-	-	-	-	-	105
Total	18,816	(3,981)	-	158	-	-	-	14,993

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2019 and December 31, 2018.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
June 30, 2019 (unaudited)
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	197	-	197	-
Assets for which fair values are disclosed
Trade receivables (non-current)	9,728	-	9,728	-
Restricted cash	25,524	-	25,524	-
Liabilities for which fair values are disclosed
Loans and financing	(98,673)	-	(98,673)	-
Lease liabilities	(273,583)	-	(273,583)	-
Accounts payable to selling shareholders	(302,697)	-	(302,697)	-
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(1,507)	-	(1,507)	-

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2018
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	1,219	-	1,219	-
Assets for which fair values are disclosed
Trade receivables (non-current)	5,235	-	5,235	-
Restricted cash	18,810	-	18,810	-
Liabilities for which fair values are disclosed
Loans and financing	(78,813)	-	(78,813)	-
Accounts payable to selling shareholders	(177,730)	-	(177,730)	-

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	June 30, 2019	December 31, 2018
	(unaudited)

Loans and financing	96,982	77,829
Lease liabilities	273,583	-
Accounts payable to selling shareholders	302,697	177,730
Less: cash and cash equivalents	(68,471)	(62,260)
Less: restricted cash	(25,524)	(18,810)
Net debt	579,267	174,489
Total equity	1,069,685	590,354
Total equity and net debt	1,648,952	764,843

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2019.

15	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 1,741 and R$ 1,205 during the six-month periods ended June 30, 2019 and 2018, respectively.

b)	Share-based compensation plans

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 19, 2019, Afya Limited completed its IPO and the stock options became vested.

The share-based compensation expense recognized in general and administrative expenses in the statement of income in the six-month period ended June 30, 2019 was R$ 1,909 (R$ 911 in the six-month period ended June 30, 2018).

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2019 (unaudited)	46,116
Granted	10,495
Forfeited	-
Addition of Guardaya’s Plan	9,190
Exercised	-
Expired	-
Outstanding at June 30, 2019 (unaudited)	65,801

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$ 529.12	R$ 684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

16	Equity

a.	Share capital

As of June 30, 2019, the Company’s share capital was R$ 635,830 comprised by 2,643,320 common shares.

As of December 31, 2018, the share capital was R$ 315,000 comprised by 1,443,541 shares (1,411,895 common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares).

On March 8, 2019, the shareholders approved (i) a renounce of dividends for the year ended December 31, 2016 of R$ 4,107; (ii) an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family; and (iii) a change in the conversion ratio of the Company's Class A preferred shares into common shares, which changed from one Class A preferred share into 17.7 common shares to one Class A preferred share to 23.74 common shares; and equal change in the distribution ratio of the priority dividends of the Company's Class A preferred shares.

On March 12, 2019, the shareholders approved (i) the change in the Company's legal name to Afya Participações S.A.; (ii) the conversion of all of the 26,523 Class A preferred shares into 629,656 common shares, in the ratio of 1 Class A preferred share to 23.74 common shares; (iii) the conversion of all of the 5,123 Class B preferred shares into 5,123 common shares at a ratio of one Class B preferred share for one common share; (iv) the extinguishment of 26,523 Class A preferred shares and 5,123 Class B preferred shares. There was no right of withdrawal, since the Afya Brazil's existing Class A and Class B preferred shares were converted into common shares in the proportions previously approved by the shareholders at the Extraordinary General Meeting; (v) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (vi) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, the Company issued 378,696 common shares in exchange of the acquisition of Guardaya to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, the shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interest, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

On August 14, 2019, Afya Limited increased Afya Brazil’s share capital in the amount of R$ 961,433, representing 1,405,140 common shares.

b.	Additional paid-in capital

Additional paid-in capital includes fair value adjustments on the capital contribution of IESP and FASA, which were recorded as acquisition of non-controlling interest.

c.	Dividends

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$38 million to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on Afya Brazil’s net income for the five months ended May 31, 2019. Neither Afya nor the public shareholders of Afya will be entitled to receive such dividend. The dividend is expected to be paid in 2019.

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent for basic earnings	16,317	20,462	57,852	37,974

Denominator*
Weighted average number of outstanding shares	2,486,735	1,238,885	2,276,447	1,194,490
Effects of dilution from stock options	46,254	21,589	46,254	21,589

Weighted average number of outstanding shares adjusted for the effect for the effect of dilution	2,532,989	1,260,474	2,322,701	1,216,079

Basic earnings per share - R$	6.56	16.52	25.41	31.79
Diluted earnings per share - R$	6.44	16.23	24.91	31.23

* Reflects the conversion of all Class A and Class B preferred shares into common shares approved by the Company´s shareholders on March 12, 2019, considering a ratio of one Class A preferred share into 23.74 common shares and a ratio of one Class B preferred share into one common share. As required by IAS 33 – Earnings per Share, the calculation of basic and diluted earnings per share was adjusted retrospectively to reflect the conversion of the weighted average of Class A and Class B preferred shares into common shares. For the three- and six-month periods ended June 30, 2018, the Company had only common shares.

18	Revenue

	Three-month period ended		Six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Tuition fees	208,183	85,655	376,574	154,993
Other	10,782	793	11,778	1,373
Deductions
Granted discounts	(15,353)	(2,141)	(21,459)	(2,963)
Early payment discounts	(1,056)	-	(1,721)	-
Returns	(2,129)	(326)	(3,250)	(989)
Taxes	(6,349)	(2,568)	(11,242)	(4,651)
PROUNI	(15,585)	(6,178)	(27,609)	(11,208)
Net revenue from contracts with customers	178,493	75,235	323,071	136,555
Timing of revenue recognition of net revenue from contracts with customers
Tuition fees - Transferred over time	169,545	74,545	313,273	135,356
Other revenue - Transferred at a point in time	8,948	690	9,798	1,199

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for the six-month period ended June 30, 2019:

Revenue by Segment	Business Unit 1 (Unaudited)	Business Unit 2 (Unaudited)	Total (Unaudited)	Elimination (inter-segment transactions)	Consolidated (Unaudited)
Types of services or goods	301,518	23,371	324,889	(1,818)	323,071
Tuition fees	300,890	12,383	313,273	-	313,273
Other	628	10,988	11,616	(1,818)	9,798
Timing of revenue recognition	301,518	23,371	324,889	(1,818)	323,071
Transferred over time	300,890	12,383	313,273	-	313,273
Transferred at a point in time	628	10,988	11,616	(1,818)	9,798

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

19	Expenses and cost by nature

	Three-month period ended		Six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cost of services	82,283	38,680	136,647	66,875
General and administrative expenses	59,584	14,583	90,818	28,846
Total	141,867	53,263	227,465	95,721

Payroll	85,561	36,488	141,633	63,491
Hospital and medical agreements	3,329	1,900	6,016	3,104
Depreciation and amortization	19,387	2,125	28,441	3,405
Rent	959	4,522	1,047	8,446
Commercial expenses	609	-	628	-
Utilities	1,873	667	2,961	1,033
Maintenance	2,552	1,159	4,048	1,620
Tax expenses	817	362	1,431	565
Pedagogical services	1,268	296	2,077	1,274
Sales and marketing	3,984	939	4,985	1,690
Share-based compensation	868	911	1,909	911
Travel expenses	1,890	551	2,620	789
Allowance for doubtful accounts	4,803	(355)	8,606	2,382
Consulting fees	2,213	322	2,486	723
Other	11,754	3,376	18,577	6,288
Total	141,867	53,263	227,465	95,721

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income from financial investments	1,783	1,161	3,283	1,558
Foreign exchange variation	743	-	1,858	-
Interest received	1,410	738	3,915	2,018
Other	714	37	761	48
Finance income	4,650	1,936	9,817	3,624

Change in fair value of derivative instruments	(842)	-	(2,809)	-
Interest expense	(7,599)	(235)	(9,873)	(436)
Interest expense on lease liabilities	(8,122)	-	(14,540)	-
Financial discounts granted	(1,053)	(990)	(1,265)	(1,594)
Bank fees	(636)	(284)	(1,029)	(521)
Other	(1,469)	(43)	(2,441)	(52)
Finance expenses	(19,721)	(1,552)	(31,957)	(2,603)

Finance result	(15,071)	384	(22,140)	1,021

21	Income taxes

Reconciliation of income taxes expense

	Three-month period ended		Six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income before income taxes	23,051	22,858	74,756	43,109
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(7,837)	(7,770)	(25,416)	(14,656)
Reconciliation adjustments:
PROUNI - Fiscal incentive (a)	7,919	10,246	27,866	17,121
Revenue effect not incentivized	(1,031)	-	(2,670)	-
Other	(776)	(2,743)	(3,734)	(4,126)
Income taxes expense – current	(1,725)	(267)	(3,954)	(1,661)
Effective rate	(7,5%)	(1.2%)	(5,3)%	(3,9)%

(a)  The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a Brazilian federal program that exempt companies of paying income taxes and social contribution.

Deferred income taxes

As of June 30, 2019, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 24,565 (R$ 7,849 in December 31, 2018) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

22	Provision for legal proceedings

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2018	2,233	1,232	3,465
Business combinations	2,699	993	3,692
Additions	837	427	1,264
Reversals	(1,039)	(572)	(1,611)
Balances as of June 30, 2019 (unaudited)	4,730	2,080	6,810

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2019	December 31, 2018
	(unaudited)

Labor	1,242	572
Civil	24,371	26,816
Taxes and social security	698	391
Total	26,311	27,779

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 271 as of June 30, 2019 (December 31, 2018: R$ 327).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are identified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 3,673 (December 31, 2018: R$ 3,091) is presented in other assets in the non-current assets.

23	Non-cash transactions

During the six-month periods ended June 30, 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions are related to the business combinations described in Note 4 – Business combinations, acquisitions of non-controlling interests in Univaço, IESP and FAS, and the right-of-use assets and lease liabilities described in Note 2.3.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

24	Subsequent events

a)	Stock options exercise

On July 31, 2019, 1,842,428 stock options, under the share-based compensation plan of Afya Brazil, were exercised into 1,842,428 Class A common shares of Afya Limited, through cash settled of US$ 4,682 thousand (or R$ 17,554, at the exchange rate of R$ 3.7489 per US$ 1.00).

Afya Limited’s directors, executive officers and substantially all of the equity holders have agreed, subject to certain exceptions, not to sell or transfer any Class A and B common shares or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common shares, for 180 days after the date of the IPO.

b)	Settlement of loans and financing

On July 4, 2019, the Company settled a loan agreement with Itaú Unibanco S.A. denominated in Brazilian reais in the total amount of R$ 7,564. As result of the settlement, R$ 3,743 of restricted cash, pledged as collateral of such loan, may be withdrawn by the Company.

On July 5, 2019, the Company settled a loan agreement with Banco Santander (Brasil) S.A. denominated in Brazilian reais in the total amount of R$ 5,001. As result of the settlement, R$ 2,033 of restricted cash, pledged as collateral of such loan, may be withdrawn by the Company.

On August 22, 2019, the Company settled a loan agreement with Banco Bradesco S.A. denominated in U.S. dollars in the total amount of R$ 4,669 Such agreement had no restricted cash pledged as collateral.

c)	Acquisition of IPEC—Instituto Paraense de Educação e Cultura Ltda.

On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC—Instituto Paraense de Educação e Cultura Ltda. (“IPEC”). providing for the acquisition of 100% of IPEC. IPEC is a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate. The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by Afya Brazil as of the date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the acquisition was recently concluded by Afya Brazil. Therefore the financial statements do not include this information. Transaction costs to date totaled R$ 80. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

Afya Participações S.A.

Notes to the unaudited interim condensed consolidated financial statements

June 30, 2019 and 2018

Expressed in thousands of Brazilian reais, unless otherwise stated

d)	Medical School Authorization - Abaetetuba-PA

On August 27, 2019 the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operation of the medical school in Abaetutuba in the State of Pará, in connection with a bid issued by the Secretariat for Regulation and Supervision of Post-Secondary Education (“SERES”), as part of the public procurement for the ‘‘Mais Medicos’’ program, awarded to ITPAC Porto Nacional.

The authorization contributed approximately 50 medical seats to Afya, with that Afya will reach 1,522 medical school seats.

***